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                             August 8, 2023

       Joseph Richard Moran
       Chief Executive Officer
       Blue Chip Capital Group Inc.
       269 South Beverly Drive     Suite 373
       Beverly Hills, CA 90212

                                                        Re: Blue Chip Capital
Group Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 7,
2023
                                                            File No. 333-273760

       Dear Joseph Richard Moran:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 Filed August 7, 2023

       General

   1. Please be advised that we are deferring review of your Form S-1 filed August 7,
                                                        2023 until you update
your stale financial statements. Please update to include audited financials for the
years ended May 31, 2023 and 2022.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Joseph Richard Moran
Blue Chip Capital Group Inc.
August 8, 2023
Page 2

       You may contact David Irving at (202) 551-3321 or Bonnie Baynes at (202) 551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameJoseph Richard Moran                    Sincerely,
Comapany NameBlue Chip Capital Group Inc.
                                                          Division of
Corporation Finance
August 8, 2023 Page 2                                     Office of Finance
FirstName LastName